                            EuroTel Bratislava, a.s.



                                   FORM 6 - K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  Press Release

                          -----------------------------

                            EuroTel Bratislava, a.s.
              (Exact name of co-registrant and parent guarantor as
                   specified in its Articles of Association)

                          -----------------------------


                                 Vajnorska 100/A
                                831 03 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No             X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EuroTel


                   EUROTEL BRATISLAVA ANNOUNCES REPURCHASE OF
                            EURO 15 MILLION IN BONDS

Bratislava, October 11, 2001 - EuroTel Bratislava a.s. ("EuroTel") today announced that the company has bought back Euro 15 million of its bonds for a net consideration of Euro 15.7 million. The cumulative savings in future cash interest payments are Euro 9.3 million and EuroTel's outstanding debt as of June 30, 2001, on a pro forma basis, would have been reduced to Euro 160 million.

The purchase of the bonds was conducted exclusively in a series of individual open-market transactions. This bond issue, which is a Euro 175 million offering of 11.25% Senior Guaranteed Notes due 2007, was delivered by EuroTel's financing subsidiary Slovak Wireless Finance Company B.V. and guaranteed by EuroTel in 2000.

Jozef Barta, CEO of EuroTel, commented: "We viewed this repurchase as an attractive opportunity to use some of our excess cash to lower our interest expense. It is an indication as well as a result of EuroTel's solid performance."

The transaction will result in an extraordinary charge of approximately Euro 0.9 million and Euro 0.2 million during the third and fourth quarter of 2001, respectively.

For further information, please contact:

      Ivan Bosnak                                 Can Onen
      Acting Chief Financial Officer              Investor Relations
      +421-2-4955-5114                            +1-212-983-1702 x212
      bosnaki@eurotel.sk                          investor_relations@eurotel.sk

or consult our web page at: http://www.eurotel.sk
                            ---------------------

EuroTel is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of June 30, 2001, EuroTel's GSM and NMT mobile networks covered approximately 98% of the Slovak Republic's 5.4 million population. EuroTel is owned 51% by Slovak Telecom, a subsidiary of Deutsche Telekom AG (NYSE: DT; http://www.telekom.de),
                                                        ---------------------
and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Corp. (NYSE:T;
                          ----------------------
http://www.att.com).
------------------

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

                            EuroTel Bratislava, a.s.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        EuroTel Bratislava, a.s.

Date:     October 18, 2001



                                            By:         /s/  Jozef Barta
                                               ---------------------------------
                                                                     Jozef Barta
                                                         Chief Executive Officer

                                            By:          /s/ Ivan Bosnak
                                               ---------------------------------
                                                                     Ivan Bosnak
                                                  Acting Chief Financial Officer